September 20, 2010
Via Facsimile and Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:Michael Rosenthall

Re:	Spectrum Pharmaceuticals, Inc.
File No. 000-28782
Responses to SEC Staff comments made by letter dated September 7, 2010
Ladies and Gentlemen:
Spectrum Pharmaceuticals, Inc. (the “Company”) hereby respectfully submits its responses to the SEC Staff comments made by letter dated September 7, 2010, relating to the Company’s Definitive Proxy Statement on Schedule 14A as filed April 28, 2010. The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC Staff in the September 7, 2010 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment. The Company has filed this response letter electronically on EDGAR under the form label CORRESP, as requested.
Definitive Proxy Statement on Schedule 14A
1.
We note your response to our prior comment 3. In addition to the proposed disclosure you have provided, please expand your draft disclosure to explain the Compensation Committee’s logic in determining that the satisfaction of the Company’s various corporate performance goals warranted a $1 million bonus for Dr. Shrotriya and a $60,000 bonus for Mr. Kumaria. Notwithstanding that this determination was subjective and not formulaic, please explain how the Compensation Committee reasoned that the level of achievement of the Company’s goals in 2009 translated to the particular monetary awards given. You should also explain the large disparity between the sizes of the two awards.

Response 1:
In response to the Staff’s comment, the Company has expanded the draft disclosure as set forth below to explain the Compensation Committee’s reasoning and logic with respect to executive officer bonus compensation. The expanded disclosure is shown in bold lettering. The Company supplimentally advises the Staff that it will include such disclosure, as expanded herein, in future proxy statements as appropriate:
As stated on page 20 of the Proxy Statement, the Company’s aggressive plans for future growth, including maximizing the growth potential of its marketed drugs, ZEVALIN® and FUSILEV®, and managing multiple large, late-stage clinical trials for apaziquone (EOquin®), have shaped the Compensation Committee’s executive compensation philosophy. In this regard, the Board of Directors sets stretch goals for the Company at the start of each year, which constitute the performance objectives for the Chief Executive Officer and the Company’s other executive officers. Generally, such goals are stated in terms of strategic objectives rather than specific quantitative targets.

Securities and Exchange Commission
September 20, 2010

The major business objectives established for the Company’s executive officers at the start of 2009 are broadly outlined as follows:
I.	Drug Portfolio Goals
•	ZEVALIN: Acquire 100% of U.S. rights to ZEVALIN, receive FDA approval for its use in first line treatment, and expand its sales.
•	FUSILEV: Maximize FUSILEV sales, and advance an sNDA for its use in the treatment of colorectal cancer.
•	Apaziquone (Eoquin): Complete enrollment by year-end 2009/Q1 2010 of 1,600 patient studies in two registrational trials for bladder cancer.
•	Seek an Asia/Japan partner by year end and scale up the manufacturing process.
II.	Financial Resources
•	Raise $20-$30 million in working capital.
•	Maintain tight control over the Company’s expenses.
III.	Human Resources
•	Enhance leadership capabilities of personnel.
•	Hire appropriate personnel to support ZEVALIN development and commercialization.
IV.	Investor Relations
•	Continue to present at strategic healthcare and partnership conferences.
•	Continue to build a base of strategic investors.
In determining compensation for executive officers, the Compensation Committee evaluates the executive officers’ performance based primarily on advancement of the Company’s business objectives, such as the corporate objectives listed above for fiscal 2009. In addition, the Compensation Committee uses broad-based third party surveys (including BioWorld’s Executive Compensation Report, as compiled by Salary.com, which contains financial information on public biotechnology companies, and Radford Global Life Sciences US Executive Survey), to obtain a general understanding of current compensation practices, and benchmarks compensation levels against similar companies (including Abraxis Bioscience, Inc., Adventrix Pharmaceuticals, Inc., Aeterna Zentaris GmbH, Cell Therapeutics, Inc., Cyclacel Pharmaceuticals, Inc., CytRx Corporation, Exelixis, Inc., Facet Biotech Corporation, Genta, Inc., GPC Biotech AG, Keryx Pharmaceuticals, Inc., Ligand Pharmaceuticals, Inc., Poniard Pharmaceuticals, Inc., Supergen, Inc., Theravance, Inc., Threshold Pharmaceuticals, Inc., Transcept (formerly Novacea), and Vical, Inc.). However, determining individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the Compensation Committee’s determination of individual performance is a subjective determination (taking into account the recommendations of Dr. Shrotriya with respect to the individual performance of Mr. Kumaria, the Company’s Vice President of Finance) as to whether the executive officer substantially achieved the stated objectives or over performed or under performed with respect to corporate objectives that were deemed to be important to the overall success of the Company.

Securities and Exchange Commission
September 20, 2010

In January 2010, the Compensation Committee determined that the Company’s executive officers met or exceeded each of the above-listed business objectives, as provided below:
Drug portfolio goals were met or exceeded
•	the generation of approximately $28.2 million in sales from two anticancer drugs for the first time in the history of the Company;
•	the acquisition of full U.S. rights to Zevalin, one of its leading anticancer drugs;
•
the approval by the U.S. Food and Drug Administration, or FDA, of ZEVALIN for an expanded label for the treatment of patients with previously untreated Follicular non-Hodgkin’s Lymphoma who achieve a partial or complete response to first-line chemotherapy, thus vastly expanding the number of patients that could benefit from ZEVALIN;

•
the receipt of a favorable ruling from the Centers for Medicare and Medicaid Services stating that ZEVALIN, like most other drugs, should be reimbursed under an Average Sales Price methodology in the Hospital Outpatient Prospective Payment System, creating a consistent reimbursement standard in the hospital setting. This achievement, almost seven years after the launch of ZEVALIN, is a remarkable accomplishment as a lack of this reimbursement was one of the road blocks for the use of ZEVALIN for treating cancer patients;

•
the attainment of Category 1 status, the highest obtainable, in the National Comprehensive Cancer Network (“NCCN”) guidelines. This achievement requires uniform consensus by a panel of experts that there is unequivocal evidence of patient benefit. This highest-level status further supports favorable reimbursement policy;

•
the completion of enrollment, ahead of schedule, in two large Phase 3 pivotal clinical trials involving over 1,600 patients with bladder cancer for apaziquone (EOquin) resulting in the Company’s receipt of a $1.5 million milestone payment from Allergan, Inc.; and

•	the acquisition of all rights to RenaZorb, a lanthanum-based nanotechnology compound with potent and selective phosphate binding capabilities, from Altair Nanotechnologies.
Financial Resource goals were met or exceeded
•
the raising of more than $100 million through equity financings in 2009 during difficult economic times and market conditions. The funds raised were critical in meeting our strategic goals related to our anticipated operating requirements through 2010 and beyond;

•
the successful conclusion of arbitration proceedings with Cell Therapeutics, Inc. (“CTI”) relating to CTI’s sale of its membership interests in RIT Oncology, LLC, the Company’s 50/50 joint venture, resulting in the Company’s receipt of a $4.3 million arbitration award from CTI;

•
the entrance into strategic collaborations with Nippon Kayaku Co. Ltd. and Handok Pharmaceuticals Co. Ltd. for the development and commercialization of apaziquone (EOquin) in Asia, generating $16 million in upfront payments, and creating the potential to generate an additional $155 million in future milestone payments; and

Securities and Exchange Commission
September 20, 2010

•
the maintenance of tight control over cash used in operations. In spite of the additional personnel hired, and the expansion of activity associated with the acquisition of ZEVALIN in early 2009, the Company only used approximately $18 million net cash in operations in 2009, which was consistent with budget expectations and was possible due to strict financial discipline.

Human resource goals were met
•	the addition of approximately 90 individuals primarily related to Zevalin medical affairs, clinical development, regulatory affairs and commercialization;
•	the companywide training and employee development to enhance corporate communication and teamwork; and
•	the one-on-one training for key individuals in leadership roles to enable desired levels of performance to advance corporate objectives.
Investor relations goals were met
The Company presented at several strategic healthcare and partnership conferences and continued to build on its investor base. In addition, during 2009, the Company experienced an increase in its market capitalization of over 350%.
For fiscal 2009, the Compensation Committee determined that the individual performance of Dr. Shrotriya, the Company’s Chairman, President and Chief Executive Officer, was excellent and exceeded expectations in a number of key strategic areas, including the acquisition of ZEVALIN, a novel, efficacious anticancer drug, attaining FDA approval for a new indication, attaining Category 1 status, the highest obtainable in the NCCN, increasing product sales revenue to over $28 million, and raising more than $100 million in working capital through equity financings during difficult economic times and market conditions. In making its determination of total compensation, the Compensation Committee took into account the fact that Dr. Shrotriya had the principal authority and executive decision-making ability required to execute, or to oversee the execution of, the Company’s goals and objectives in the foregoing strategic areas and to lead the Company’s transformation from a small drug development company to its current status as a biotechnology company with fully integrated commercial and drug development operations by, among other things, building the Company’s research and development, sales and marketing and managerial infrastructure, attracting ninety new employees in 2009 and retaining key management talent. In addition, the Compensation Committee acknowledged Dr. Shrotriya’s success in continuing to build a base of strategic investors, raising more than $100 million through equity financings and growing the Company’s market capitalization by over 350% during 2009 to levels which greatly exceeded the Compensation Committee’s expectations. For these accomplishments, the Compensation Committee reasoned, and the Board of Directors endorsed, that the level of Dr. Shrotriya’s achievements was far in excess of the achievements of principal executive officers of similar companies and thus merited a superior bonus, and commensurate with the preceding year, awarded Dr. Shrotriya a cash bonus of $1 million in January 2010.

Securities and Exchange Commission
September 20, 2010

For fiscal 2009, the Compensation Committee, based primarily on Dr. Shrotriya’s recommendations, determined that the individual performance of Mr. Kumaria was excellent and exceeded expectations in a number of areas, including financial reporting objectives, pursuing equity financings in the capital markets when share price permitted and focusing on cost containment measures as well as taking the lead or actively participating in value-added corporate projects. Based on the foregoing, the Compensation Committee reasoned that Mr. Kumaria’s contributions to the achievement of the Company’s goals merited total compensation commensurate with that of chief financial officers of companies as noted above, and therefore, awarded Mr. Kumaria a cash bonus of $60,000 in January 2010.
2.	Please identify the third-party surveys of peer companies that you use for the purpose of benchmarking the compensation levels of your executive officers.
Response 2:
In response to the Staff’s comment, please see the expanded draft disclosure provided in response to Comment 1 above. The expanded disclosure in response to this comment is shown in bold lettering. The Company advises the Staff that it will provide such disclosure, as expanded herein, in future proxy statements.
The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(c)
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 253-1273, or by facsimile at (949) 253-1221.
Sincerely,
/s/ Shyam Kumaria
Shyam Kumaria
     Vice President of Finance